Exhibit 99.2

9M 2020 Interim report  12 November 2020

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand”). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management’s current views with respect to Zealand’s product candidates’ development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided. 2 9M 2020 presentation  12 November 2020

Advancing the pipeline and preparing first commercial launch Business highlights for Q3 2020 and subsequent events • Completed phase 1a single-ascending dose trial with ZP7570 (pINN: dapiglutide) demonstrating safety and tolerability and plasma half-life allowing for once weekly dosing. Dosed first participants in phase 1b multiple ascending dose trial Randomized last patient in first phase 3-trial of dasiglucagon for the treatment of congenital hyperinsulinism (CHI) with topline results planned for December 2020 Building Medical Affairs function led by world-renowned experts Strong financials allow for continued investments; 2020 financial guidance is maintained Regulatory process with the dasiglucagon HypoPal® rescue pen for treatment of severe hypoglycemia progressing as expected Continued advancement of commercial organization in the US to support V-Go® and prepare HypoPal®-launch • • • • • 3 9M 2020 presentation  12 November 2020

HypoPal® targets growing market U.S. rescue kit market 350 • ~10% annual market growth following new entrant launches in 2019 300 250 • New entrants have captured approximately ~40% volume market share through 2020 Market volume largely driven by Type 1 Diabetes utilization (80% of TRx), with additional penetration potential across both Type 1 and Type 2 Diabetes patients at risk of Severe Hypoglycemic Events 200 • 150 100 50 • $300Mtotal discounts) Gross MarketValue(excludingrebates & 0 2017 2018 2019 2020* 2021* Gross sales (WAC level) Source: Symphony. *: Estimates. 4 9M 2020 presentation  12 November 2020

Most clinical programs progressing as planned despite COVID-19 Safety of our people Taking precautions to keep our employees, patients and business and clinical partners safe. To the extent possible, employees are working from home Research activities Clinical trials HCP and patient engagement Adjusting the way we work so that laboratory-based research and development activities have continued with minimal interruption thus far Worsening of the pandemic has so far not affected the ph3-programs for dasiglucagon in CHI and bi-hormonal artificial pancreas pump. Speed of recruitment for ph3-trial with glepaglutide is impacted, and while we may still see data in 2021, current timelines for data readout are uncertain Continuously leveraging virtual meetings, training, and support to staying connected with health care providers and patients. Commercial activities in U.S. focused on continuing to support the business for V-Go® while continuing high level of service 5 9M 2020 presentation  12 November 2020

Income statement 6 9M 2020 presentation  12 November 2020 DKK thousand 9M 2020 9M 2019 Revenue 289,958 29,840 Gross margin 227,661 29,425 Research and Development expenses -430,991 -380,733 Sales and Marketing Expenses -172,282 0 Administrative Expenses -111,232 -51,211 Operating result -449,120 -402,135 Net financial items -18,749 20,315 Result before tax -467,869 -381,820 Tax 1,686 3,954 Net result for the period (after tax) -466,183 -377,866

Strong financial position allows for continued investments Net Operating Expenses Cash position DKK 714.5 million / USD 112.3 million DKK 1.53 billion / USD 240.4 million DKKm DKKm 800,000 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 1,800,000 1,600,000 1,400,000 1,200,000 1,000,000 800,000 600,000 400,000 200,000 0 2016 R&D expenses 2017 G&A expenses 2018 2019 9M 2020 2016 2017 2018 2019 9M 2020 Securities Sales & Marketing expenses Cash & cash equivalents Restricted cash DKK/USD exchange rates used: September 30, 2020 = 6.3598 and September 30, 2019 = 6.8566. 7 9M 2020 presentation  12 November 2020

2020 financial guidance maintained • In 2020, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand does not intend to provide guidance on such revenue • Net product revenue from the sales of the V-Go wearable insulin delivery device is expected to be within the range of DKK 150 - 175 million for the period beginning on April 2, 2020 and ending on December 31, 2020 • Net operating expenses in 2020 are expected to be within the range of DKK 950-1,000 million and remains unchanged to the operating expense guidance announced on August 13, 2020 8 9M 2020 presentation  12 November 2020 DKKm2020 Guidance 2019 Actual Net operating expenses950-1,000 629

Pipeline 1: Partnered with Boehringer Ingelheim. 2: Partnered with Alexion Pharmaceuticals. 3: Acquired Encycle Therapeutics, Inc.: future potential earn-outs of up to US $80 million contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand’s discretion. 9 9M 2020 presentation  12 November 2020 Product CandidateIndication Pre-clinical Phase 1 Phase 2 Phase 3 Registration Upcoming Milestones Dasiglucagon HypoPal® Rescue PenSevere hypoglycemia Dasiglucagon S.C. Continuous infusionCongenital hyperinsulinism Dasiglucagon Bi-Hormonal Artificial Pancreas PumpDiabetes management Dasiglucagon Adjustable Mini-DosePost bariatric hypoglycaemia Glepaglutide GLP-2 AnalogShort bowel syndrome Dapiglutide GLP-1/GLP-2 Dual AgonistShort bowel syndrome BI 456909 GLP-1/GLU Dual AgonistObesity/T2D/NASH1 PDUFA Date March 27, 21 Q4 2020: Phase 3 Readout 2021 Phase 3 Trial Initiation Pre-clinical Programs Amylin AnalogUndisclosed Complement C3 InhibitorsUndisclosed2 ZP10000 ɑ4β7 Integrin InhibitorInflammatory bowel disease3 Ion Channel BlockersUndisclosed GIP/GLP-1/Glucagon Mono/Dual/TripleUndisclosed

ZEALAND PHARMA

# Congenital hyperinsulinism (CHI)

An ultra-rare and devastating congenital disorder in new-borns

**~60%**

of babies with hyperinsulinism are diagnosed during the first month of their lives[1]

**1/25,000 to 1/50,000**

is the ratio of births in which CHI occurs in most countries. It is the most frequent cause of severe, persistent hypoglycemia in newborn babies and children.[2]

**Prompt treatment**

of hypoglycemia due to hyperinsulinism is essential to prevent brain damage[3]

**26-48%**

of patients experience abnormal neuronal development[4]

**Insulin overproduction**

CHI is caused by a defect in pancreatic beta cells, resulting in insulin overproduction. This leads to persistently and dangerously low blood sugar levels (hypoglycemia)

1: Thelansis market Insight report on Congenital Hyperinsulinism (CHI), 2020. 2: Congenital Hyperinsulinism International. Available at: http://congenitalhi.org. 3: Congenital Hyperinsulinism International. 4: Banerjee et al, September 2018 ("Therapies and outcomes of congenital hyperinsulinism-induced hypoglycemia").

9M 2020 presentation • 12 November 2020

10

Ph3-program spanning newborns to 12-year olds Trial 17109 Trial 17103 Open-label extension study 17106 32 patients, age 3 months-12 years. Enrollment complete 12 patients, age 7 days-12 months. First patients enrolled Maximum 44 patients, age 1 month onwards Hypo-prone, maximum therapy, incl. pancreatic surgery Newly diagnosed, dependent on IV glucose Patients from 17109 and 17103 with ongoing positive benefit/risk 8 weeks of treatment (4 weeks follow up) 25 days of treatment (4 weeks follow-up) Allows for long-term data 11 9M 2020 presentation  12 November 2020

First phase 3 data read-out expected in December 17109 Trial design Primary endpoint • Hypoglycemia event rate, defined as average weekly number of hypoglycemic events (PG <70 mg/dL or 3.9 mmol/L) during Weeks 2-4, as detected by self-monitored PG (SMPG) Key secondary efficacy endpoints • Increase in fasting tolerance (time from beginning of meal to the beginning of the first continuous 15-minute CGM reading <70 mg/dL [3.9 mmol/L]) CGM percent time in range 70-180 mg/dL (3.9-10.0 mmol/L) during Weeks 2-4 Clinically significant hypoglycemia event rates, defined as average weekly number of events <54 mg/dL (3.0 mmol/L), as detected by SMPG during Weeks 2-4 • • 12 9M 2020 presentation  12 November 2020

Long-term commitment to improve SBS-treatment High unmet medical need Glepaglutide Dapiglutide* (ZP7570) Long-acting GLP-1/ GLP-2 dual agonist4 Pivotal phase 3 trial ongoing Rare and severe disease affecting up to 40,000 people in the U.S. and Europe1,2 that impairs intestinal absorption, diarrhea and metabolic complications • • • Long-acting GLP-2 analog with effective half-life of ~50h Targets once or twice-weekly dosing via autoinjector Strong phase 2 data3 with clear dose-response on multiple endpoints: Change in wet weigh absorption (g/day)6 • • • Targets once weekly dosing Concept proven in SBS patients5 IP protection until at least 2037 Life-long dependency on complex parenteral support to survive and risk of life-threatening infections and extra-organ impairment Vehicle GLP-2 agonist GLP1/GLP-2 dual agonist 1000 800 Need for better treatments Faster and reliable treatment for reduction of parenteral support needs 600 400 200 0 1: Jeppesen P. Expert Opin Orphan Drugs; 1:515-25; 2: Transparency Market Research; Short Bowel Syndrome Market, 2017. 3: 1 Naimi, R., ASPEN 2018 Nutrition Science and Practice Conference (Abstract number 2829969t). 4: Zealand data on file. 5: Hvistendahl et al, 2015, Gastroenterology 148(4):S-188-S-189, April 2015; Madsen et al, Regulatory Peptides 184 (2013) 30-39. Liraglutide tested in 8 SBS patients with 8 weeks dosing. 6: Naimi, R., ASPEN 2018 Nutrition Science and Practice Conference (Abstract number 2829969t). *pINN 13 9M 2020 presentation  12 November 2020 Sm a ll inte stine - Tota l surfa ce a re a (cm 2  SEM) Mean Baseline Wet Weight Absorption (g/day) 525538288 *** ***

Advancing clinical development of dapiglutide Completed ph1a single-ascending dose trial Ph1b multi-ascending dose trial ongoing Observed plasma half-life allowing for once weekly dosing Trial initiated in November 2020 Evaluate safety, tolerability, PK and biomarkers following repeated dosing In the trial dapiglutide was found to be safe and tolerable Healthy volunteers Healthy volunteers 14 9M 2020 presentation  12 November 2020

2020 is a significant year for Zealand Pharma treatment solutions and Marlborough Late-stage assets and Three late-stage assets for metabolic 15 9M 2020 presentation  12 November 2020 5x25 5 commercialized products by 2025 Fully integrated biotech with U.S. commercial presence We are passionate about transforming patients’ lives through peptide innovation and novel 329 Employees Offices in Copenhagen, New York, Boston 2 License partnerships Boehringer Ingelheim and Alexion Pharmaceuticals 2020 Commercial foundation established Commercial platform in place to launch metabolic and gastrointestinal franchises 4 robust early pipeline diseases, one for GI diseases

Q&A session• 16 9M 2020 presentation  12 November 2020